EXHIBIT 12.3

PACCAR AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO SEC REPORTING REQUIREMENTS
(Millions of Dollars)

	Three Months Ended March 31	
	2003	**2002**
FIXED CHARGES		
Interest expense - PACCAR and subsidiaries(1)	$ 36.7	$ 44.9
Portion of rentals deemed interest	3.2	3.4
TOTAL FIXED CHARGES	$ 39.9	$ 48.3
EARNINGS		
Income before taxes - PACCAR and subsidiaries(2)	$ 172.3	$ 69.4
Fixed charges	39.9	48.3
EARNINGS AS DEFINED	$ 212.2	$ 117.7
RATIO OF EARNINGS TO FIXED CHARGES	**5.32x**	2.44x

(1) Exclusive of interest, if any, paid to PACCAR.

(2) Includes before-tax earnings of wholly-owned subsidiaries.